UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 27)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

Nimble Holdings Company Limited

Unit C01, 32/F, TML Tower

3 Hoi Shing Road

Tsuen Wan, New Territories, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  71.0% based on 21,465,406 shares of common stock outstanding as of November 9, 2018, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Commission on November 14, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  71.0% based on 21,465,406 shares of common stock outstanding as of November 9, 2018, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Commission on November 14, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  71.0% based on 21,465,406 shares of common stock outstanding as of November 9, 2018, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Commission on November 14, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”) of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2005 (the “Initial Statement”) by Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited) (previously referred to as “Grande Holdings” and hereby redefined as “Nimble Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Nimble Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), Amendment No. 21, dated June 11, 2014 (“Amendment No. 21”), Amendment No. 22, dated May 26, 2016 (“Amendment No. 22”), Amendment No. 23, dated September 5, 2017 (“Amendment No. 23”), Amendment No. 24, dated September 26, 2017 (“Amendment No. 24”), Amendment No. 25, dated February 28, 2018 (“Amendment No. 25”), and Amendment No. 26, dated June 29, 2018 (“Amendment No. 26” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24 and Amendment No. 25, the “Previous Filings”).

Item 2. Identity and Background.

Item 2 of Amendment No. 26 is hereby amended and supplemented as follows:

Information with respect to the executive officers, directors and controlling persons of the Reporting Persons set forth in Annex A to Amendment No. 26 is hereby amended and restated in its entirety as set forth in Annex A to this Statement and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

This Statement amends and restates paragraph (a) of Item 5 of Amendment No. 26 in its entirety as follows:

(a) Each of the Reporting Persons may be deemed to own beneficially 71.0% of the Emerson Shares, which percentage is calculated based upon 21,465,406 shares of common stock outstanding as of November 9, 2018, as reported by Emerson on its quarterly report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Commission on November 14, 2018. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE HOLDINGS COMPANY LIMITED

Dated: November 16, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

GRANDE N.A.K.S. LTD

Dated: November 16, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: November 16, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited) (“Nimble Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Nimble Holdings, Unit C01, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong.

Present Principal
	Position with Reporting	Occupation or
Name and Business Address	Person	Employment	Citizenship
Wealth Warrior Global Limited Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Controlling Shareholder	Not applicable	British Virgin Islands

Bingzhao Tan Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Chief Executive Officer and Chairman of the Board of Directors	Chief Executive Officer and Chairman of the Board of Directors of Nimble Holdings	Chinese

Xiangping Deng Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Executive Director	Assistant to President of Guangzhou Nimble Investment Limited	Chinese

Jinying Lin Guangzhou University, Guangzhou, PRC	Independent Non-executive Director	Associate professor of the Guangzhou Nanyang College	Chinese

Zhenghua Lu South China University of Technology, Guangzhou, PRC	Independent Non-executive Director	Associate professor of the School of Business Administration of South China University of Technology	Chinese

Hengqing Ye Hong Kong Polytechnic University, Hunghom, Hong Kong	Independent Non-executive Director	Associate professor of the Department of Logistics and Maritime Studies in the Faculty of Business of the Hong Kong Polytechnic University	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“N.A.K.S.”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for N.A.K.S., 27th Floor, Standard Chartered Tower, Millennium City 1, 388 Kwun Tong Road, Kowloon, Hong Kong.

Present Principal
	Position with Reporting	Occupation or
Name and Business Address	Person	Employment	Citizenship
Nimble Holdings Company Limited	Controlling Shareholder	Not applicable	Bermuda

Christopher Ho Wing On	Director	Director of N.A.K.S.	Canadian

Michael Binney	Director	Director of N.A.K.S.	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Ltd. (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T, 27th Floor, Standard Chartered Tower, Millennium City 1, 388 Kwun Tong Road, Kowloon, Hong Kong.

Present Principal
	Position with Reporting	Occupation or
Name and Business Address	Person	Employment	Citizenship
Grande N.A.K.S. Ltd	Controlling Shareholder	Not applicable	British Virgin Islands

Christopher Ho Wing On	Director	Director of N.A.K.S.	Canadian

Duncan Hon	Director	Director of S&T	Chinese

Michael Binney	Director	Director of N.A.K.S.	British